EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-143083 on Form S-8 of our reports dated March 14, 2008, relating to the consolidated financial statements and financial statement schedule of International Wire Group, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, effective January 1, 2007) and the effectiveness of International Wire Group, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of International Wire Group, Inc. for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Rochester, New York
March 14, 2008